UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C, 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 333-44404

SOPHEON PLC

 (Exact name of registrant as specified in its charter)

Surrey Technology Centre
40 Occam Road
Surrey Research Park
Guildford GU2 7YG
United Kingdom
044-1483-685735

 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary shares of 5p each

 (Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934

Rule 12h-6(a) ☐	Rule 12h-6(d) ☐

(for equity securities)	(for successor registrations)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☒

(for debt securities)	(for prior Form 15 filers)

Sopheon plc Form 15F	Page 1 of 4

FORM 15F

PART 1

Item 1. Exchange Act Reporting History

Not applicable.

Item 2. Recent United States Market Activity

The Company’s securities were last sold in the United States in a registered offering of its Ordinary Shares pursuant to a registration statement on Form F-4 dated August 24, 2000.

Item 3. Foreign Listing and Primary Trading Market

A.
The Company maintains a listing of the Ordinary Shares on the Alternative Investment Market of the London Stock Exchange, located in England, and Euronext Amsterdam, located in the Netherlands, which together constitute the primary trading market for the Company’s securities.

B.
The Company was incorporated as Polydoc Plc on June 27, 1996. The Company’s Ordinary Shares were admitted to the Alternative Investment Market of the London Stock Exchange on September 10, 1996 and were listed on Euronext Amsterdam (previously the Neuer Markt of the Amsterdam Exchanges) on March 25, 1997. The Company changed its name to Sopheon plc on November 22, 1999.  The Company has since maintained a listing of the Ordinary Shares on both the Alternative Investment Market of the London Stock Exchange and Euronext Amsterdam, including for at least the 12 months preceding the filing of this form.

C.
During the twelve month period beginning on November 1, 2006 and ending on October 31, 2007 (the “Reference Period”), the average daily trading volume (“ADTV”) in the Company’s Ordinary Shares on the Alternative Investment Market of the London Stock Exchange and the Euronext Amsterdam market represented 99.9 percent of the worldwide ADTV.  The trading market for the Ordinary Shares in each of the jurisdictions constituting the primary trading market is larger that the trading market for the Ordinary Shares in the United States as of the Reference Period.

Item 4. Comparative Trading Volume Data

A.	The first and last days of the Reference Period, which was used to meet the requirements of Rule 12h-6(a)(4)(i), were November 1, 2006 and October 31, 2007, respectively.

B.	The ADTV of the Ordinary Shares for the Reference Period was 652 in the United States and 956,799 worldwide.

C.	For the Reference Period, the ADTV of the Ordinary Shares in the United States as a percentage of the ADTV for the Ordinary Shares on a worldwide basis was 0.1 percent.

D.	Not applicable.

E.	Not applicable.

F.
The sources of trading volume information used to determine whether the Company meets the requirements of Rule 12h-6 were from the London Stock Exchange in respect of shares traded on the Alternative Investment Market of the London Stock Exchange, from Euronext Amsterdam in respect of shares traded on Euronext Amsterdam and from FinancialContent, Inc. in respect of shares traded in the United States.

Sopheon plc Form 15F	Page 2 of 4

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

Not applicable.

Item 8. Prior Form 15 Filers

A.	On June 15, 2006 the Company filed a Form 15 suspending its duty to file reports under sections 13 and 15(d) of the Exchange Act.

B.	Items 3 and 4 of this Form 15F are incorporated herein by reference.

C.	Not applicable

PART II

Item 9. Rule 12g3-2(b) Exemption

The Company will publish the information required under Rule 12g3-2(b)(1)(iii) on its website at www.sopheon.com.

PART III

Item 10. Exhibits

None.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)
The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Sopheon plc Form 15F	Page 3 of 4

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, Sopheon plc has duly authorised the undersigned person to sign on its behalf this certification on Form 15F. In doing so, Sopheon plc certifies that, as represented on this Form, it has complied with all the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Securities Exchange Act of 1934, or its duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, or both.

	By:	Arif Karimjee
	Name:	Arif Karimjee
	Title:	Chief Financial Officer

Date: December 28, 2007

Sopheon plc Form 15F	Page 4 of 4